

10029612

AD

3/6

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 06939

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/09____ AND ENDING_____12/31/09_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Funds and Trusts, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

____3030 South Main Street, Suite #100_____

(No. and Street)

__Salt Lake City_____Utah_____84115_____

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____Richard M. Taggart_____(801) 466-8701____

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Sorensen, Vance & Company, P.C._____

(Name – if individual, state last, first, middle name)

__3115 E. Lion Lane, Suite 220___Salt Lake City_____Utah_____84121_____

(Address)   (City)   (State)   (Zip Code)

SEC Mail Processing Section

MAR 01 2010

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

Washington, DC
106

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

AMERICAN FUNDS AND TRUSTS, INC.

TABLE OF CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
American Funds and Trusts, Inc.

We have audited the accompanying statement of financial condition of American Funds and Trusts, Inc., as of December 31, 2009, and the related statements of operations, cash flows, and changes in stockholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Funds and Trusts, Inc. at December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 12 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sorensen, Vance + Company, P.C.

February 26, 2010
Salt Lake City, Utah

1

OATH OR AFFIRMATION

I, ___Richard M. Taggart_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___American Funds and Trusts, Inc._____ , as
of ___December 31_____ , 20_09___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____
Signature

___President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Current assets:

Cash and cash equivalents	$ 220,221
Commissions receivable	25,328
Refundable income taxes	4,800
Deferred income taxes - current	8,000
Other receivables	50
Total current assets	258,399

Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $54,469 — 4,910

Investment securities available-for-sale, at market value — 30,723

Deferred income taxes - noncurrent — 2,300

Total Assets	**$ 296,332**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Accrued commissions to officers and directors	$ 118,800
Accrued commissions to registered representatives	34,351
Accrued expenses and other payables	2,276
Total current liabilities	155,427
Total liabilities	155,427

Stockholders' equity:

Common stock, $1 par value, 150,000 shares authorized and 122,168 shares issued and outstanding	122,168
Additional paid-in capital	44,409
Retained (deficit)	(18,378)
Unrealized (loss) on securities available-for-sale, net of the effect for income taxes of $1,800	(7,294)
Total stockholders' equity	140,905
Total Liabilities and Stockholders' Equity	**$ 296,332**

The accompanying notes are an integral
part of the financial statements.

3

Revenues:	
Commissions	$ 464,172
Estate administration fees	32,373
Interest income	2,115
Total revenue	498,660
Expenses:	
Commissions, salaries and payroll taxes	447,692
Occupancy and equipment	43,572
Communications	10,982
Professional fees	22,497
Regulatory fees	2,715
Other	2,487
Total expenses	529,945
(Loss) before income tax benefit	(31,285)
Income tax benefit	6,300
Net (loss)	$ (24,985)

The accompanying notes are an integral
part of the financial statements.

Cash flows from operating activities:	
Net (loss)	$ (24,985)
Adjustments to reconcile net (loss) to net cash provided by operating activities:	
Depreciation expense	2,154
Change in deferred income taxes	(6,400)
(Increase) decrease in assets:	
Commissions receivable	(5,178)
Other receivable	216
Refundable income tax	3,100
Increase (decrease) in liabilities:	
Commissions due to officers and directors	37,607
Commissions due to registered representatives	9,428
Accounts payable and accrued expenses	(102)
Net cash provided by operating activities	15,840
Cash flows from investing activities:	
Purchase of office equipment	(392)
Purchase of investment securities available-for-sale	(778)
Net cash (used in) investing activities	(1,170)
Cash flows from financing activities:	
Net cash provided by financing activities	--
Net increase in cash	14,670
Cash and cash equivalents, beginning of year	205,551
Cash and cash equivalents, end of year	$ 220,221

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:

Income taxes	$ --
Interest	$ --

The accompanying notes are an integral
part of the financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid In Capital	Unrealized Loss on Investments	Retained Earnings (Deficit)	Total
Balances, December 31, 2008	$ 122,168	$ 44,409	$ (12,608)	$ 6,607	$ 160,576
Comprehensive income					
Net (loss)	--	--	--	(24,985)	(24,985)
Other comprehensive income:					
Net change in unrealized loss on securities available-for-sale, net of tax effect of $1,800	--	--	5,314	--	5,314
Total comprehensive income	--	--	5,314	(24,985)	(19,671)
Balances, December 31, 2009	$ 122,168	$ 44,409	$ (7,294)	$ (18,378)	$ 140,905

The accompanying notes are an integral
part of the financial statements.

6

1. **Summary of Significant Accounting Policies**

   a. **Business**

   The Company was incorporated under the laws of the State of Utah in 1958, generally to engage in the business of a securities broker dealer. The Company's business is principally limited to the sale of mutual fund investments for customers living in Utah. In addition to Utah, the Company is licensed to do business in Arizona, California and Nevada. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

   b. **Revenue Recognition**

   Securities transactions and the related commission revenue are recorded in the accounts on a trade date basis, which is the day the transaction is executed.

   c. **Customer Security Transactions**

   The Company does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3).

   d. **Furniture, Equipment and Depreciation**

   Furniture and equipment are stated at cost less accumulated depreciation. Depreciation on office furniture, equipment and leasehold improvements is provided using the straight-line method over expected useful lives of 5 to 7 years. Normal repair and maintenance items are expensed as incurred.

   e. **Cash and Cash Equivalents**

   The Company utilizes money market sweep accounts at its bank whereby available funds are invested overnight. For purposes of reporting cash flows, the Company considers all highly liquid cash investments with a maturity of three months or less to be cash equivalents. The carrying amount reflected in the statement of financial condition for cash and cash equivalents approximate fair value due to the short maturities of those investments.

   f. **Comprehensive Income**

   The Company presents comprehensive income consistent with the requirements of Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 220, *Comprehensive Income*. The standards require presentation of comprehensive income which includes net income, unrealized gains and losses on securities available-for-sale, minimum pension liability adjustments, foreign currency translation adjustments and unearned compensation expense related to stock issuance to employees. The Company has reported a net loss and unrealized losses on investment securities available-for-sale, net of taxes, in the Statement of Changes in Stockholders' Equity.

Notes to the Financial Statements - continued

g. <u>Management Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

h. <u>Income Taxes</u>

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized.

Income tax benefits are provided based upon the financial statement losses of the Company. Depreciation expense, charitable contributions and the effect of net operating losses are recognized in different periods for tax and financial accounting purposes. The tax effect of these differences is reported as deferred income taxes in the financial statements.

i. <u>Fair Value of Financial Instruments</u>

In accordance with Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 820, *Fair Value Measurements and Disclosures*, the Company has categorized its financial instruments into a three-level fair value hierarchy. As of December 31, 2009, all financial instruments were categorized as Level 1, whose values are based on quoted prices in an active market.

2. <u>Commissions Receivable</u>

Commissions receivable represent amounts due from mutual fund companies and other broker dealers, for commissions earned through December 31, 2009. Amounts due are received in the subsequent month, therefore, an allowance for doubtful accounts is not considered necessary.

3. <u>Furniture, Equipment and Leasehold Improvements</u>

The major classes of depreciable assets are as follows:

Furniture and equipment	$ 55,400
Leasehold improvements	3,979
Total	59,379
Less accumulated depreciation	(54,469)
Fixed assets, net	$ 4,910

Depreciation expense for the year ended December 31, 2009 was $2,154.

4. **Investment Securities Available-for-Sale**

Investment securities available-for-sale consist of mutual funds and are recorded at market value at December 31, 2009 as follows:

Mutual funds, at cost	$ 39,817
Unrealized losses	(9,094)
Investment securities available-for-sale, at market value	$ 30,723
Unrealized losses	$ (9,094)
Income tax effect	1,800
Unrealized losses, net of income taxes	$ (7,294)

5. **Income Taxes**

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes currently due and for deferred taxes which relate to timing differences for the expense recognition of depreciation, unrealized losses on securities available-for-sale, net operating loss carryovers and the timing of commissions being paid.

Income tax benefit consists of the following:

Current year income taxes due:	
Federal	$ --
State	100
Total	100
Deferred taxes for current year timing differences	(6,400)
Total income tax (benefit)	$ (6,300)

The actual benefit differs from the "expected" tax benefit computed by applying the U.S. corporate rate of 15 percent as follows:

Computed "expected" Federal tax (benefit)	$ (4,693)
Computed "expected" state tax (benefit)	(1,564)
Other	(43)
Total income tax (benefit)	$ (6,300)

Using the applicable combined federal and state tax rate of 20%, the deferred tax assets, net of liabilities are as follows:

Deferred tax assets:	Amount	Rate	Tax
Timing of commissions being paid	$ 40,000	20%	$ 8,000
Unrealized loss on securities available-for-sale	9,094	20%	1,800
Federal net operating loss carryforward	4,363	15%	650
State net operating loss carryforward	3,370	5%	200
Tax depreciation in excess of book depreciation	(1,840)	20%	(350)
Net deferred tax assets			$ 10,300

Notes to the Financial Statements - continued

Refundable income taxes of $4,800 at December 31, 2009 represent estimated federal and state taxes in excess of current amounts due. As of December 31, 2009, the Company had federal net operating loss carryforwards of $4,363 that can be deducted against future taxable income. These tax carryforward amounts expire as follows:

Year Ending December 31,	Net Operating Loss Carryforwards
2028	$ 4,363
Total	$ 4,363

6. **Lease Commitment for Office Space**

The Company signed a five year operating lease for office space in May, 2006, which expires April 30, 2011. Rent expense under this agreement for 2009 was $31,500. Future minimum lease payments required by the agreement for the next five years are:

2010	$ 33,096
2011	11,140
Totals	$ 44,236

7. **Net Capital Requirements**

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital is less than the required minimum, as those terms are defined by the rule. At December 31, 2009, the Company's net capital was $104,273 which was $79,273 in excess of the $25,000 minimum required.

8. **Risk Management**

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a regular basis.

Credit Risk

The Company's transactions with customers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers is impacted by volatile or illiquid trading markets. Should customers fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company manages credit risk by principally requiring funds to be on deposit at the time of purchase. Also, management has determined that investing in mutual funds helps mitigate volatility and illiquidity and has limited its business primarily to investing in major mutual funds for customers.

Market Risk

The Company does not invest in securities for its own account and, therefore is not directly subject to market risk.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process, and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributed to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

9. ## Subsequent Events

Management has evaluated subsequent events through February 26, 2010, the date which the financial statements were available to be issued, and has determined there are no additional subsequent events to be reported.

AMERICAN FUNDS AND TRUSTS, INC.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2009

Stockholders' equity		$ 140,905
Nonallowable assets:		
Refundable income taxes	$ (4,800)	
Furniture, equipment and leasehold improvements, net	(4,910)	
Deferred income taxes	(10,300)	
12b-1 fees receivable in excess of commissions payable	(6,035)	
Commissions receivable	(947)	
Other receivables	(50)	(27,042)
Net capital before haircuts on securities' positions		113,863
Haircuts on securities:		
Money market accounts	(4,982)	
Mutual funds	(4,608)	(9,590)
Net capital per audit		$ 104,273

RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION

Net capital per respondent's Focus report	$ 109,256
Net increase in stockholders' equity	4,772
Increase in nonallowable assets	(4,773)
Increase in haircut on securities' positions	(4,982)
Net capital per audit	$ 104,273

AMERICAN FUNDS AND TRUSTS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2009

Accrued commissions to officers and directors	$ 118,800
Accrued commissions to registered representatives	34,351
Other payables and accrued expenses	2,276
Total aggregate indebtedness	$ 155,427
Ratio of aggregate indebtedness to net capital	1.49:1

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

    A. $2,500 capital category; as per Rule 15c3-1   _____

    B. "Special Account for the Exclusive Benefit of Customers" maintained   __X__

    C. All customer transactions cleared through another broker-dealer on a fully disclosed basis: Name of clearing firm _____   _____

    D. Exempted by order of the Commission   _____

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY
REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
American Funds and Trusts, Inc.

In planning and performing our audit of the financial statements of American Funds and Trusts, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3115 East Lion Lane, Suite 220 • Salt Lake City, Utah 84121 • (801) 733-5055 • Fax (801) 733-6783

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sorensen, Vance + Company, P.C.

February 26, 2010
Salt Lake City, Utah

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Board of Directors
American Funds and Trusts, Inc.

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, related to the Certification of Exclusion From Membership (Form SIPC-3) filed by American Funds and Trusts, Inc. (Company) with the Securities Investor Protection Corporation (SIPC), we have performed the procedures enumerated below with respect to the accompanying Schedule of Revenues for the year ended December 31, 2009, which were agreed to by the Company, SIPC, the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority, Inc. (FINRA), solely to assist you and the other specified parties in evaluating the Company's claim for exclusion from membership in SIPC. The Company's management is responsible for the preparation of the Schedule of Revenues and compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 (SIPA) for the year ended December 31, 2009. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the total revenue amount included in the Schedule of Revenues for the year ended December 31, 2009 to the total revenue in the Company's audited financial statements included on Form X-17A-5 for the year ended December 31, 2009 noting no differences ;

2. Compared the amount in each revenue classification reported in the Schedule of Revenues prepared by the Company for the year ended December 31, 2009 to the general ledger provided by the Company, noting no differences;

3. Proved the arithmetical accuracy of the total revenue amount reflected in the Schedule of Revenues for the year ended December 31, 2009 and in the general ledger provided by the Company, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sorensen, Vance & Company, P.C.

February 26, 2010
Salt Lake City, Utah

17

Revenues:

Distribution of shares of registered open end investment companies or unit investment trusts and sale of variable annuities	$ 464,172
Estate administration fees	32,373
Interest income	2,115
Total revenue	**$ 498,660**